File No. 82-3827

No. PTTEP 810/030/2003

03 MAR 25 AM 7:21

Finance Dept.
Tel. 66 (0) 2537-4611

Date: March 11, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________
- ☑ News Release on No. 03/2003
- ☐ Copy of the letter to the Stock Exchange of Thailand dated ____________
- ☐ Others ____________

SUPPL

03007791

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

dlw 4/7

แบบฟอร์ม No-82-3827/11/3/03

No.03/2003

PTTEP LAUNCHES INAUGURAL UNSECURED 15-YEAR Baht 2.5 BILLION BOND

PTT Exploration & Production Public Co., Ltd. or PTTEP announces the issue of an inaugural, unsecured, unsubordinated 15-year maturity THB 2.5 Billion bond. This is not only the first time that PTTEP has issued a 15-year bond, it is also unique in the history of the Thai bond market. The lead arranger is Barclays Capital Securities (Thailand) (Barclays Capital). The offer is scheduled for completion by the end of March 2003.

PTTEP is rated AA+ by the domestic agency, TRIS Rating, reflecting the Company's very healthy financial position, solid asset base and dominant position in the Thai petroleum exploration and production industry. International rating agency also assigns Baa3 and BBB+ from Moodys' and S&P. PTTEP is also the only domestic operator to have established joint venture operations in the international arena.

Dr. Chitrapongse Kwangsukstith, PTTEP President mentioned "PTTEP is taking this step to further extend the company's borrowing profile and considers that current domestic bond market liquidity provides an appropriate environment for launching the bond at this time. The proceed of the debentures will be used to finance for the Company's petroleum exploration, development and production projects and to be used as working capital. The Company is confident that the longer maturity of the issue and strong performance announced in the fiscal year 2002 results will combine to find favour with domestic institutional investors".

Barclays Capital, as Lead Arranger of the Bond, is confident that the Issue will enjoy great popularity with institutional investors, emphasizing the competitive position the company occupies within the industry and its robust financial structure.

11 March 2003

Further information, please contact
Charlie Charuvastr or Bussaban Cheencharoen
External Relations Department
Tel:0-2537-4000